Exhibit 99.3

Genoptix to Acquire Rosetta Genomics for $10 Million in Cash

The value to Rosetta Genomics’ equity holders is preliminarily estimated to be

$0.60 per ordinary share, after deductions for debt, warrant termination payments, fees, expenses and other items

CARLSBAD, Calif., PHILADELPHIA and REHOVOT, Israel (December 15, 2017) – Genoptix, Inc., a leading oncology diagnostic laboratory, and Rosetta Genomics Ltd. (NASDAQ: ROSG), a genomic diagnostics company that improves treatment decisions by providing timely and accurate diagnostic information to physicians, jointly announce that they have entered into a definitive merger agreement under which Genoptix will acquire all of the outstanding shares of Rosetta Genomics for a total gross purchase price of $10 million. After deducting expected payments for outstanding debt, convertible debentures, warrant termination payments, professional fees, expenses and other items, this purchase price equates to an amount that is preliminarily estimated to be $0.60, in cash, for each ordinary share of Rosetta Genomics outstanding at closing. Genoptix is a portfolio company of Ampersand Capital Partners and 1315 Capital.

Genoptix is also providing a secured bridge loan facility of up to $1.8 million to fund the operations of Rosetta Genomics through the closing of this transaction.

This merger has been unanimously approved by the Board of Directors of both companies, and the closing is expected to occur during the first quarter of 2018, subject to approval by Rosetta Genomics’ shareholders and customary closing conditions. In connection with the proposed transaction, Rosetta Genomics intends to file a proxy statement with the Securities and Exchange Commission ("SEC"). Shareholders of Rosetta Genomics are urged to carefully review the proxy statement, when available, because it will contain important information about the proposed transaction and the estimated closing purchase price for each ordinary share.

Upon closing, trading in shares of Rosetta Genomics on the Nasdaq Capital Market will cease, and Rosetta Genomics will become a wholly owned subsidiary of Genoptix.

“After a comprehensive review of strategic alternatives that included financings, acquisitions, mergers, asset monetization and corporate partnerships, we determined that this proposed transaction with Genoptix is in the best interest of all Rosetta Genomics stakeholders, including our equity holders. Our current cash position is sufficient to fund operations only until the end of 2017, and given our current market capitalization, potential for pending delisting from the Nasdaq Capital Market and the difficult financing environment for microcap molecular diagnostics companies, we do not believe we could raise sufficient capital to continue as a going concern for an extended period of time,” stated Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics.

“As a leader in cancer diagnostics with a more significant infrastructure, Genoptix is in a position to deploy the resources necessary to accelerate the growth of RosettaGX Reveal™ (“Reveal”), as well as add our solid tumor testing services to their existing product portfolio,” added Mr. Berlin.

Joseph M. Limber, President and Chief Executive Officer of Genoptix, said, “The acquisition of Rosetta Genomics will broaden our product offering in oncology diagnostics, particularly in the solid tumor area. We believe that there is a significant opportunity in the diagnosis of thyroid cancer utilizing Reveal and we intend to leverage our world-class commercial capabilities to become a leader in this space. Furthermore, Rosetta’s cutting edge microRNA-based technology will be the foundation of many more diagnostic tests to be incorporated into Genoptix’ oncology portfolio.”

Cantor Fitzgerald is serving as financial adviser to Rosetta Genomics on this transaction.

About Rosetta Genomics

Rosetta is pioneering the field of molecular diagnostics by offering rapid and accurate diagnostic information that enables physicians to make more timely and informed treatment decisions to improve patient care. Rosetta has developed a portfolio of unique diagnostic solutions for oncologists, urologists, endocrinologists, cytopathologists and other specialists to help them deliver better care to their patients. RosettaGX Reveal™, a Thyroid microRNA Classifier for classifying indeterminate thyroid nodules, as well as the full RosettaGX® portfolio of cancer testing services are commercially available through the Company’s Philadelphia, PA- and Lake Forest, CA-based CAP-accredited, CLIA-certified labs.

About Genoptix, Inc.

Genoptix is a leading clinical oncology laboratory specializing in hematology and solid tumors, and operates one of the largest hematopathology centers in the U.S. It provides personalized and comprehensive diagnostic services to hematologists, oncologists and pathologists, with a specialization in diagnosing cancers and disorders in bone marrow, blood and lymph nodes, as well as in solid tumor workups using molecular testing. Through an integrated approach to case management, Genoptix delivers individualized, actionable results for each patient to help the referring physician make the best treatment decision. For more information, please visit www.genoptix.com.

Notes: Genoptix is a registered trademark of Genoptix, Inc. Any other names of actual companies, organizations, entities, products or services may be the trademarks of their respective owners.

About Ampersand Capital Partners

Founded in 1988, Ampersand is a middle market private equity firm dedicated to growth-oriented investments in the healthcare sector. Ampersand leverages its unique blend of private equity and operating experience to build value and drive superior long-term performance alongside its portfolio company management teams. Ampersand has helped build numerous market-leading companies across each of our core healthcare sectors, including Brammer Bio, Confluent Medical, Genoptix, Talecris Biotherapeutics and Viracor-IBT Laboratories. Additional information about Ampersand is available at www.ampersandcapital.com.

About 1315 Capital
1315 Capital provides expansion and growth capital to commercial-stage specialty pharmaceutical, medical technology, and healthcare services companies. 1315 Capital leverages experienced investors and proven operating teams to work alongside portfolio company management to rapidly grow platform companies into high value businesses that positively impact patients, physicians, and the broader healthcare system. For more information, visit www.1315capital.com.

Forward-Looking Statement Disclaimer

Various statements in this release concerning the future expectations, plans and prospects of Rosetta and Genoptix containing the words “expect,” “believe,” “will,” “may,” “should,” “project,” “estimate,” “anticipated,” “scheduled,” and like expressions, and the negative thereof, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. These forward-looking statements represent expectations of Rosetta and Genoptix as of the date of this press release. Subsequent events may cause these expectations to change, and Rosetta and Genoptix disclaim any obligation to update the forward-looking statements in the future except as may otherwise be required by the federal securities laws. Rosetta and Genoptix may not be able to complete the proposed transaction on the terms described herein or other acceptable terms or at all. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the failure to obtain the requisite approval of Rosetta’s shareholders or the failure to satisfy other closing conditions, (3) risks related to disruption of management’s attention from Rosetta’s and Genoptix’s respective on-going business operations due to the pending transaction, (4) the effect of the announcement of the pending transaction on the ability of Rosetta and Genoptix to retain and hire key personnel, maintain relationships with their respective customers and suppliers, and maintain their respective operating results and businesses generally and (5) risks that the actual purchase price per share could differ from our estimate because the actual amount of payments for outstanding debt, convertible debentures, warrant termination payments, professional fees, expenses and other items could differ from our assumptions. Further information on potential factors that could affect actual results is included in Rosetta’s reports filed with the SEC.

Genoptix Media Contact
Jennifer Moritz
Zer0 to 5ive
jmoritz@0to5.com
(917) 748-4006

Rosetta Genomics Investor Contact:

LHA Investor Relations

Anne Marie Fields

(212) 828-3777

afields@lhai.com

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